Exhibit 23.1

                              ACCOUNTANTS' CONSENT

The Board of Directors
Celgene Corporation:

     We consent to incorporation by reference in the registration statements (Nos. 333-70083, 33-21462, 33-38296, 33-62510, 333-91977 and 333-39716) on Form
S-8 and (Nos. 333-02517,  333-32115,  333-38861, 333-52963, 333-87197, 333-93759
and 333-94915) on Form S-3 of Celgene Corporation of our report dated February 1, 2001, which report is based in part on a report of other auditors, relating to the consolidated balance sheets of Celgene Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2000, and the related schedule, which report appears in the December 31, 2000 Annual Report on Form 10-K of Celgene Corporation.

                                                   /s/ KPMG LLP

Short Hills, New Jersey
March 16, 2001